China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

March 13, 2015

VIA CORRESPONDENCE

Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Melissa Kindelan, Staff Accountant

Mitchell Austin, Staff Attorney

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Mobile Games and Entertainment Group Limited

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

File No. 001-35645

Dear Mr. Gilmore, Mr. Edgar, Ms. Kindelan, Mr. Austin and Mr. Crispino:

This letter sets forth the responses of China Mobile Games and Entertainment Group Limited (the “Company”) to comments 1 and 2 contained in the letter dated February 13, 2015 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”). Please be reminded that the Company previously submitted its responses to comments 3 and 4 contained in the Letter in a separate response letter on March 2, 2015.

For ease of review, we have set forth below the comments from the Staff’s letter and the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2013

General

1.	We note your press release dated January 16, 2015 regarding your relationship with Shenzhen Zhongzheng Ruanyin Science & Technology Co., Ltd. In particular, we note that neither you nor, to the best of your knowledge, any member of your management controls Zhongzheng and that your transactions with Zhongzheng have not been material to you. Please advise us, without qualification as to your knowledge, whether any member of your management directly or indirectly controls Zhongzheng and whether transactions referenced in your press release are material to Zhongzheng. For guidance, consider Item 7.B of Form 20-F.

The Company respectfully submits to the Staff that neither the Company nor any member of its management directly or indirectly controls Shenzhen Zhongzheng Ruanyin Science & Technology Co., Ltd. (“Zhongzheng”). In addition, though the Company believes that it is an important customer to Zhongzheng, given that Zhongzheng is a small mobile advertising agency, and is a separate company from and not controlled by the Company, the Company respectfully submits that it is not able to quantify or assess the materiality of its transactions with Zhongzheng to Zhongzheng’s business.

The Company further submits that the Company’s transactions with Zhongzheng are not of a nature that would require disclosure pursuant to Item 7.B of Form 20-F, and the Company does not intend to make such disclosure in its 2014 annual report on Form 20-F. The Company has conducted an internal review of its transactions with Zhongzheng and advises the Staff that in neither 2013 nor 2014 was Zhongzheng a related party under Item 7.B of Form 20-F and it continues not to be a related party.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions

Agreement with Mediatek, page 115

2.	We note your response to prior comment 3. Instruction 4.b(i) to the Exhibits of Form 20-F indicates that you should file your contracts with related parties unless the contracts involve only the purchase or sale of current assets that have a determinable market price and the assets are purchased or sold at that price or the contract is immaterial in amount or significance. Please revise your response to address the factors discussed in Instruction 4.b(i). We note the statement in your response that your agreement with Mediatek is not material compared to your other distribution channels. If you believe the agreement is immaterial in amount or significance, provide a quantitative and qualitative analysis that supports this belief.

The Company respectfully submits that it has determined that it was not necessary to file its agreement with Mediatek (the “Agreement”) because it views the Agreement itself as being immaterial in amount and significance. As provided in its response to prior comment 3, the Company utilizes a number of distribution channels to distribute its games, including several hundred handset manufacturers and design houses that preinstall the Company’s games or game platform in handsets. Because the Company works with other manufacturers and design houses that preinstall the Company’s games and game platform, and because preinstallation is only one of the distribution channels the Company uses, the Company is not materially dependent on the Agreement. During the year ended December 31, 2013, under the Agreement the Company paid to Mediatek a technology service fee of US$160,000, which represented less than 1% of the Company’s cost of revenues for 2013, for preinstalling its game platform on Mediatek’s chipsets, as disclosed on page F-59 of the 2013 Form 20-F. In addition, the Company’s prepayment balance of approximately US$1.0 million as of December 31, 2013, as disclosed on page F-62 of the 2013 Form 20-F, from which it deducts Mediatek’s share of revenues generated through the preinstalled game platforms, was the same as the original prepayment under the Agreement in September 2013, which demonstrates that the share of revenue received by Mediatek under the Agreement was insignificant. As evidence by the low service fees paid to Mediatek and the insignificant amount of revenue received by Mediatek from games placed on Mediatek’s chipsets under the Agreement, the Agreement itself was immaterial to the Company’s business in both amount and significance in 2013.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +852 2700 6188, or our U.S. counsel, David Zhang and Benjamin Su at Kirkland & Ellis, at +852 3761 3318 and +852 3761 3306, respectively.

Very truly yours,

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Fei Fu Chang
Name:	Ken Fei Fu Chang
Title:	Chief Financial Officer

cc:	David Zhang, Esq., Kirkland & Ellis

Benjamin Su, Esq., Kirkland & Ellis

Ringo Choi, Partner, Ernst & Young Hua Ming LLP

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